<u>APPENDIX C</u>
Historical Financials covering the period from incorporation to December 31, 2021.

1. Financial Statements CFO & CEO Certification
2. Income Statement
3. Balance Sheet
4. Cash Flow Statements

Self-Certification of Financials

I, Hector J. Meneses Jr. being the CFO of Housing Us Holdings II, Inc. a for profit Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Hector J. Meneses, Jr.
Hector J. Meneses, Jr.
Chief Financial Officer

Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

HOUSING US HOLDINGS II, INC.

Unaudited Financial Statements for the Period
November 2021 (Inception)
Through December 31, 2021

HOUSING US HOLDINGS II, INC.
BALANCE SHEET
As of December 31(Unaudited)

Assets		2021
Current Assets		
Cash and cash equivalents	$	0.00
Accounts receivable	$	0.00
Escrow Accounts	$	0.00
Earnest Money Deposit	$	0.00
Total Current Assets	$	0.00
Fixed Assets, net	$	0.00
Deferred tax assets, net	$	0.00
Total Assets	$	0.00
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	0.00
Deferred Revenue	$	0.00
Advances from related parties	$	0.00
Total Current Liabilities	$	0.00
Debt, net	$	0.00
Long Term Loan, net	$	0.00
Total Liabilities	$	0.00
STOCKHOLDERS' EQUITY		
Paid in capital	$	0.00
Retained Earnings	$	0.00
Total Stockholders' Equity	$	0.00
Total Liabilities and Stockholders' Equity	$	0.00

HOUSING US HOLDINGS II, INC.
STATEMENT OF OPERATIONS
For Period September 2021 (Inception)
Through December 31, 2021 (Unaudited)

		2021
Revenues	$	0.00
Cost of Revenues	$	0.00
Gross Profit (loss)	$	0.00
Operating expenses		
General and Administration	$	0.00
Depreciation	$	0.00
Total operating expenses	$	0.00
Mortgage Interest	$	0.00
Net Income Before Tax	$	0.00
Deferred Tax Asset	$	0.00
Net Loss	$	0.00
Other Comprehensive Income		
Foreign currency translation adjustments	$	0.00
Comprehensive Loss	$	0.00

HOUSING US HOLDINGS II, INC.
STATEMENT OF CASH FLOWS
As of December 31, 2021 (Unaudited)

Cash Flows from Operating Activities

Net Income (Loss)	$	0.00
Adjustments to reconcile net income (loss) to net cash provided by operations:	$	0.00
Depreciation	$	0.00
Gain on foreign currency translation	$	0.00
Deferred tax asset	$	0.00
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	$	0.00
(Increase) Decrease in earnest money deposits	$	0.00
(Increase) Decrease in escrow accounts	$	0.00
Increase (Decrease) in accounts payable	$	0.00
Increase (Decrease) in deferred revenue	$	0.00
Net cash used in operating activities	$	0.00

Cash Flows from Investing Activities

Purchase of equipment	$	0.00
Payments for internally developed software	$	0.00
Net cash used in investing activities	$	0.00

Cash Flows from Financing Activities

Issuance of Debt	$	0.00
Issuance of equity	$	0.00

Net cash provided by financing activities	$ 0.00
Net change in cash and cash equivalents	$ 0.00
Cash and cash equivalents at beginning of period	$ 0.00
Cash and cash equivalents at end of period	$ 0.00

HOUSING US HOLDINGS II, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 (Unaudited)

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 - NATURE OF OPERATIONS

Housing Us Holdings II, Inc. (which may be referred to as the "Company", "we," "us," or "our") provides quality apartments for middle and lower class families. The Company was incorporated in New Jersey in November, 2021. The Company's headquarters are in Elizabeth, NJ. The Company began limited operations in 2021.

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 25 years for equipment.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means. x Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as there were no operations. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at March 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective September 1, 2021, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by rental properties to Allentown, PA residents on a monthly, quarterly, or yearly basis. The Company's payments are generally collected monthly. For period ending December 31, 2020 the Company recognized no revenue.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed an income tax return in the United States, as the Company was incorporated in NJ in November, 2021. The Company intends to file its income tax return for the year ending December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 - STOCKHOLDERS' EQUITY

As of December 31, 2021, the Company has $0.00 in paid in capital.

NOTE 5 - SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31, 2021.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 - MISCELLANEOUS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 in Class B Common Stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Management's Evaluation Management has evaluated subsequent events through December 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements

Management's Evaluation

Management has evaluated subsequent events through December 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.